Exhibit 1.5
Khan Resources Extends Offer for Western Prospector;
Comments on Tinpo Announcement
TORONTO, CANADA, July 23, 2008. Khan Resources Inc. (TSX:KRI) announced today that its offer to acquire the outstanding common shares of Western Prospector Group Ltd. for 0.685 of a Khan common share will be extended to 8:00 p.m. (Toronto time) on August 8, 2008.
On July 15, 2008, Tinpo Holdings Industrial Company Limited announced its intention to make an offer to acquire all of the outstanding Western Prospector common shares. Tinpo’s offer is expected to be filed on or before July 29, 2008.
“We are extending our offer to expire after Tinpo files its offer documents so that we can properly assess the Tinpo offer before determining how to proceed. We would like to give Western Prospector shareholders the opportunity to consider Khan Resources’ offer as an alternative to this all cash offer which caps Western Prospector shareholders’ upside at the bottom of the upturn in the uranium cycle, at a time of increasing acceptance of nuclear power throughout the world and after the people of Mongolia have recently elected a majority government,” said Martin Quick, CEO of Khan Resources.
Under the terms of the Tinpo offer, all Western Prospector shareholders, other than Anchorage Capital Master Offshore Ltd., will be cashed out at $1.34 per share. The $1.34 being offered is significantly below the latest public financing price of $4.30 per share and well below Western Prospector’s one year high of $5.89 per share. Martin Quick commented, “We think Western Prospector shareholders should be extremely concerned about a bid that treats some shareholders differently than others. The Tinpo offer requires all shareholders to cash out and forego all of the upside of the Gurvanbulag Project while permitting Anchorage, Western Prospector’s major 19% shareholder, to continue to participate in the upside of the project. It is very significant in our view that these knowledgeable insiders are keeping their entire interest in Western Prospector, they are not selling. In simplest terms, the Tinpo bid seems to offend the principle of equal treatment for all shareholders under takeover bid laws.”
Mr. Quick continued, “We will wait to see the offer documents and will reassess our position at that time, but we are pleased that Tinpo is recognizing the value of uranium in the Saddle Hills area. We note that if we apply the same value per pound of contained 43-101 resources implied by the Tinpo bid to our resources, the Khan share price should be in excess of $2.45 per share.” Under the terms of Khan’s offer, Western Prospector shareholders would receive approximately 40% of the combined company in return for only 32% of its resources.
Khan’s Offer and Circular for Western Prospector is available on Khan’s website at www.khanresources.com and on SEDAR at www.sedar.com. Khan expects that a notice of extension relating to the extension of the Offer to August 8, 2008 will be filed on SEDAR and mailed to Western Prospector shareholders within the next day or two.
The Depositary and Information Agent for the Offer is:
Kingsdale Shareholder Services Inc.
The Exchange Tower, 130 King Street West, Suite 2950
Toronto, Ontario
Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Toll Free (North America): 1-866-581-0510
Outside North America, Banks and Brokers Call Collect: 416-867-2272

About the Offer
Khan Resources announced its intention to make the Offer on May 11, 2008. Khan Resources’ offer and circular dated May 12, 2008 and related documents were filed with the securities regulatory authorities in Canada and the United States on May 12, 2008. Western Prospector shareholders are urged to read the offer and circular and related materials, as amended and supplemented by Khan’s notice of extension dated June 19, 2008 and its notice of extension dated July 10, 2008, as they contain important information including the terms and conditions of the Offer and the procedures for depositing shares of Western Prospector. Additional information about the Offer and copies of the offer and circular, notice of extension and related materials may be obtained from the depositary and information agent for the Offer.
Additional Information
The Offer is made for the securities of a Canadian issuer and the offer documents have been prepared in accordance with the disclosure requirements of Canada. Shareholders should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference in the offer documents have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to the financial statements of United States companies.
The enforcement by Western Prospector’s shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Khan Resources is incorporated under the laws of the Province of Ontario, Canada, that Western Prospector is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of Khan Resources’ officers and directors are residents of Canada and some of Western Prospector’s officers and directors are residents of Canada, that Kingsdale Shareholder Services Inc., the depositary and information agent for the Offer and some or all of the experts named in the offer documents may be residents of jurisdictions outside of the United States, and that all or a substantial portion of the assets of Khan Resources and Western Prospector and of the above mentioned persons may be located outside of the United States. You may not be able to sue Khan Resources, Western Prospector, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Khan Resources, Western Prospector and their respective affiliates to subject themselves to a US court’s judgment.
You should be aware that Khan Resources or its affiliates, directly or indirectly, may bid for and make purchases of common shares of Western Prospector during the period of the Offer, as permitted by applicable Canadian or provincial laws or regulations.

Forward-Looking Statements
This press release may contain forward-looking statements, which are subject to certain risks, uncertainties and assumptions. A number of factors could cause actual results to differ materially from the results discussed in such statements, and there is no assurance that actual results will be consistent with them. These factors are discussed in greater detail in Khan Resources’ most recent Annual Information Form and its offer and circular dated May 12, 2008 relating to the Offer, copies of which may be obtained on SEDAR at www.sedar.com. Such forward-looking statements are made as at the date of this news release, and Khan Resources assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.
Khan Resources (TSX: KRI) is a Canadian acquisition, exploration and uranium development company. Its current activities are focused on the Dornod area in north eastern Mongolia, the site of a former Russian open-pit uranium mine. Khan Resources holds interests in the Main Dornod Property, licensed for mining, and in the Additional Dornod Property, licensed for exploration. The Company’s website is www.khanresources.com.

Investor Relations Contacts:

Martin Quick	Jon Ruby
Khan Resources Inc.	The Buick Group
President & CEO	Office: 416.915.0915 x301
Office: 416.360.3405	Toll Free: 1.877.748.0914
mquick@khanresources.com	jruby@buickgroup.com